

February 10, 2023

Michael Howard
Chief Executive Officer
MariaDB plc
699 Veterans Blvd
Redwood City, CA 94063

> **Re: MariaDB plc**
> **Registration Statement on Form S-1**
> **Filed January 17, 2023**
> **File No. 333-269268**

Dear Michael Howard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary of the Prospectus, page 1

1. Please provide a brief description of your lock-up agreements, clarify which selling holders are subject to your lock-up agreements, disclose when those lock-up agreements may expire or be waived, and describe how they will impact your offering given much of the shares in this offering would be restricted by the lock-up agreements.

General

2. Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary and warrants being registered for resale, including your prospectus cover page and summary. Highlight any differences in the current trading price, the prices that the SPAC Sponsor, private placement investors, forward purchase investors, PIPE investor or

     other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while these private investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

3.   Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

4.   We note the significant number of redemptions of the Angel Pond Class A public shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that much of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares or the public SPAC Angel Pond Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares both here, your risk factors section and your MD&A. Further, to the extent your growth projections provided to the SPAC investors for the vote for the business combination materially deviate from your post-business combination results, your MD&A should describe any material trends that caused this deviation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jens Fischer, Esq.